Exhibit 99.110

Notice to Reader

As described in Note 17, the Company identified certain errors and adjustments, as set out below.

1.	Recognition of deferred revenue relating to rental billings in the condensed consolidated interim financial statements as at June 30, 2020 and September 30, 2019, and for the three and nine months ended June 30, 2020 and 2019.
2.	Classification of expenses in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the three and nine months ended June 30, 2020 and 2019.
3.	Classification of leases and equipment loans in the condensed consolidated interim statements of financial position as at June 30, 2020 and September 30, 2019, and related interest expense in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the three and nine months ended June 30, 2020 and 2019
4.	Recognition of goodwill impairment in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) and cash flows for the nine months ended June 30, 2019 that had previously been recorded in the year ended September 30, 2019.
5.	Recognition and measurement of assets, liabilities, and consideration relating to the business acquisitions that were previously reported in the previously issued condensed consolidated interim financial statements as at and for the three and nine months ended June 30, 2020.
6.	During the year ended September 30, 2020, the Company revised its estimate related to reserve for expected credit losses, and presentation of certain operating expenses under discontinued operations. The effects of these changes are reflected in the condensed consolidated interim statements of financial position as at June 30, 2020, and the condensed consolidated interim statements of income (loss) and comprehensive income (loss) and cash flows for the periods ended June 30, 2020 and 2019.
7.	Recognition of government grants and warrant derivative liabilities in the condensed consolidated interim financial statements as at June 30, 2020, and for the three and nine months ended June 30, 2020.
8.	Certain accompanying notes to the condensed consolidated interim financial statements as at June 30, 2020 and September 30, 2019, and for the three and nine months ended June 30, 2020 and 2019.

Accordingly, the previously issued condensed consolidated interim financial statements as at and for the three and nine months ended June 30, 2020 have been withdrawn and are refiled dated May 10, 2021.

Protech Home Medical Corp.

Amended and Restated

Condensed Consolidated Interim Financial Statements

2020 Third Quarter

For the Three and Nine Months Ended

June 30, 2020 and 2019

(UNAUDITED)

(Expressed in Canadian dollars)

TABLE OF CONTENTS

Amended and Restated Condensed Consolidated Interim Statements of Financial Position	Page 3
Amended and Restated Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)	Page 4
Amended and Restated Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	Page 5
Amended and Restated Condensed Consolidated Interim Statements of Cash Flows	Page 6
Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements	Pages 7-31

pROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS AT JUNE 30, 2020

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	As at June 30, 2020	As at September 30, 2019
ASSETS

Current Assets
Cash		$44,678	$12,855
Accounts receivable, net	4	11,599	12,390
Inventory, net	5	7,314	4,738
Prepaid expenses and other current assets		1,263	800
Total current assets		64,854	30,783

Long-term assets
Property and equipment and right of use assets, net	6	24,416	19,496
Goodwill	7	3,122	1,881
Intangible assets, net	7	3,720	2,911
Deposits		109	94
Total long-term assets		31,367	24,382
TOTAL ASSETS		$96,221	$55,165

LIABILITIES
Current Liabilities
Accounts payable		$8,792	$8,122
Accrued and other current liabilities		5,890	2,319
Government Grant	8	4,444	-
Deferred revenue	17	2,229	1,904
Warrant Liability	10	2,208	-
Current portion of loans	9	7,248	8,179
Current portion of lease liabilities	9	2,588	557
Total current liabilities		33,399	21,081

Long-Term Liabilities
Debentures	9	15,461	13,966
Equipment Loans	9	840	1,496
Lease liabilities	9	4,775	1,377
Government Grant	8	3,152	-
Other long-term liabilities	3	324	-
Total long-term liabilities		24,552	16,839
TOTAL LIABILITIES		57,951	37,920

SHAREHOLDERS’ EQUITY
Share capital	10	$224,222	198,196
Contributed surplus	10	21,885	21,390
Accumulated deficit		(221,570)	(215,344)
Accumulated other comprehensive income		13,733	13,003
TOTAL SHAREHOLDERS’ EQUITY		38,270	17,245
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$96,221	$55,165

APPROVED ON BEHALF OF THE BOARD:

signed “Donald Ewing”	signed “Mark Greenberg”

The accompanying notes are an integral part of these condensed consolidated interim financial statement

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PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE

INCOME (LOSS) FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2020 AND 2019

AMENDED AND RESTATED

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	Three months ended June 30, 2020	Three Months ended June 30, 2019	Nine Months ended June 30, 2020	Nine Months ended June 30, 2019
Revenue
Sales of medical equipment and supplies		$10,637	$7,777	$30,075	$26,471
Rentals of medical equipment		15,098	12,387	41,535	35,026
Total revenue		25,735	20,164	71,610	61,497

Inventory sold		7,223	5,836	19,703	17,687
Operating expenses	12	13,113	10,604	39,636	32,388
Depreciation	6	4,850	3,224	13,651	9,244
Amortization of intangible assets	7	208	153	668	455
Stock-based compensation	10	73	446	207	1,337
Impairment of goodwill		-	-	-	531
Loss from cyber incident		-	9,184	-	9,184
Acquisition-related costs		-	1,401	-	1,401
Loss (gain) on sale of property and equipment		(15)	(39)	(106)	124
Other expense (income)		(633)	-	(828)	6
Operating income (loss) from continuing operations		916	(10,645)	(1,321)	(10,860)

Financing expenses
Interest expense on debentures		300	430	900	753
Interest expense on equipment loans		136	161	422	416
Interest expense on lease liabilities		215	10	553	73
Accretion expense		-	343	-	863
Transaction Costs Bought Deal	10	284	-	284	-
Loss on extinguishment of debentures		-	1,107	-	1,107
Change in fair value of debentures and derivative	9	3,314	(161)	1,495	(133)
Income (loss) before taxes from continuing operations		(3,333)	(12,535)	(4,975)	(13,939)

Provision for income taxes		49	29	93	134

Net income (loss) from continuing operations		(3,382)	(12,564)	(5,068)	(14,073)

Discontinued operations:
Net income (loss) from discontinued operations	15	-	25	(1,158)	607

Net income (loss)		$(3,382)	$(12,539)	$(6,226)	$(13,466)

Other comprehensive income (loss)
Cumulative translation adjustment		(1,300)	(708)	730	253
Comprehensive income (loss)		$(4,682)	$(13,247)	$(5,496)	$(13,213)
Net income (loss) per share
Basic	13	$(0.04)	$(0.15)	$(0.07)	$(0.16)
Diluted	13	(0.04)	(0.15)	(0.07)	(0.16)
Weighted average number of common shares outstanding:
Basic		84,261	83,529	83,834	82,627
Diluted		84,261	89,093	83,834	88,191

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

AMENDED AND RESTATED

(Expressed in thousands of Canadian Dollars)

	Number of Shares (000’s)	Share Capital	Contributed surplus	Accumulated Deficit	Accumulated other comprehensive income	Total Shareholder’s equity
Balance September 30, 2018	75,819	$193,951	$19,041	$(206,054)	$12,332	$19,270
Correction for Deferred Revenue (Note 17)				(1,904)		(1,904)
Restated Balance, September 30, 2018	75,819	193,951	19,041	(207,958)	12,332	17,366
Net income (loss)	-	-	-	(13,466)	-	(13,466)
Other comprehensive income	-	-	-	-	253	253
Stock-based compensation (Note 10)	-	-	1,337	-	-	1,337
Stock issued with acquisition	227	164	-	-	-	164
Proceeds from issuance of shares (Note 10)	7,483	4,014	132	-	-	4,146
Underwriter options issued (Note 10)	-	-	175	-	-	175
Restated Balance June 30, 2019	83,529	$198,129	$20,685	$(221,424)	$12,585	$9,975
Restated Balance September 30, 2019	83,589	$198,196	$21,390	$(215,344)	$13,003	$17,245
Net loss	-	-	-	(6,226)	-	(6,226)
Exercise of options (Note 10)	517	579	(299)	-	-	280
Other comprehensive income	-	-	-	-	730	730
Proceeds from issuance of shares (Note 10)	27,679	25,412	622	-	-	26,034
Stock-based compensation (Note 10)	60	35	172	-	-	207
Balance June 30, 2020	111,845	$224,222	$21,885	$(221,570)	$13,733	$38,270

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

AMENDED AND RESTATED

(Expressed in thousands of Canadian Dollars)

	Notes	Nine months ended June 30, 2020	Nine months ended June 30, 2019
Operating activities
Net income from continuing operations		$(5,068)	$(14,073)
Net income from discontinued operations		(1,158)	607

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		14,319	9,699
Depreciation and amortization – discontinued operations		-	342
Interest expense on leases and loans		975	490
Accretion expense		-	863
Loss on extinguishment of debentures		-	1,107
Change in fair value of debentures and derivative	9	1,495	(133)
(Gain)/loss on disposal of property and equipment		(106)	124
Transaction Costs related to issuance of financial liabilities		284	-
Stock-based compensation	10	207	1,337
Impairment of goodwill		-	531
Bad debt expense	4	7,061	4,233
Bad debt expense – discontinued operations		-	49
Government grant		(643)	-
Change in Working Capital:
Net increase in accounts receivable, excluding bad debt expense		(5,139)	(7,081)
Net increase in inventory		(1,415)	(318)
Net increase in prepaid expenses and other current assets		(143)	(156)
Net increase in accounts payable, accrued liabilities, and deferred revenue		2,462	1,146
Net cash flows provided by (used in) operating activities		13,131	(1,233)

Investing activities
Purchases of property and equipment		(90)	(158)
Proceeds from sales of property and equipment		299	57
Cash paid for acquisitions	3	(4,423)	(526)
Net cash flow used in investing activities		(4,214)	(627)

Financing activities
Repayments of equipment loans and lease obligations		(13,862)	(9,707)
Proceeds from issuance of debenture		-	13,959
Proceeds from Government Grant		8,239	-
Repayment of old debenture		-	(8,970)

Proceeds from shareholder loan		-	3,428
Proceeds from issuance of warrants		2,208	-
Proceeds from the exercise of options		280	-
Proceeds from issuance of common shares		26,034	4,147
Net cash flow provided by financing activities		22,899	2,857

Net increase (decrease) in cash		31,816	997

Effect of exchange rate changes on cash held in foreign currencies		7	(1,144)

Cash, beginning of period		12,855	4,331
Cash, end of period		$44,678	$4,184

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Protech Home Medical Corp. (“Protech” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is Suite 2800, 666 Burrard St., Vancouver, BC V6C 2Z7. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The Company has embarked on an acquisition strategy for additional revenue and profit growth. The Company’s shares are traded on the TSX Venture Exchange under the symbol PTQ. The stock is also traded over the counter in the United States under the symbol PTQQF.

On July 29, 2019, the Company sold all the assets of one of its subsidiaries, Patient Home Monitoring, Inc. The consolidated financial statements and the notes reflect the Patient Home Monitoring, Inc. as discontinued operations. Prior year amounts have been reclassified in order to be comparable to the current year presentation.

Share consolidation

Effective December 31, 2018, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every five (5) pre-consolidation common shares. The consolidation affected shareholders uniformly, including holders of outstanding stock options, warrants, and other securities convertible or exercisable into common shares on the effective date.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operation.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response to the outbreak, governmental authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

Although the Company has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at our retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Company’s business, operations, financial results and position or prospects at this time.

The Company continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

The actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn. The extent to which COVID-19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

2.	Summary of significant accounting policies

Unreserved statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2019 and 2018.

Except as noted below, the Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the years ended September 30, 2019 and 2018.

The unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 7, 2021.

These unaudited condensed consolidated interim financial statements, which are presented in Canadian dollars, have been prepared under the historical cost convention, as modified by the measurement at fair values of certain financial assets and financial liabilities.

Critical accounting estimates

The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year:

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions concerning the future. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisition, and calculation of deferred taxes

Revenue recognition

Revenues are billed to and collections are received from both third-party insurers and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payer. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, making adjustments as required.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Sales of medical equipment and supplies

The Company sells equipment, replacement parts, and supplies to customers and recognizes revenue based on contractual payment rates as determined by the payors at the point in time where control of the good or service is transferred through delivery to the customer. The payors are generally charged at the time that the product is sold.

The transaction price on equipment sales is the amount that the Company expects to receive in exchange for the goods and services provided. Due to the nature of the industry, gross charges are retail charges and generally do not reflect what the Company is ultimately paid. As such, the transaction price is constrained for the difference between the gross charge and what is estimated to be collected from payors and from patients. The transaction price therefore is predominantly based on contractual payment rates as determined by the payors. The Company does not generally contract with uninsured customers but does offer point-of-sale payments at retail outlets. The payment terms and conditions of customer contracts vary by customer type and the products and services offered.

The Company determines its estimates of contractual allowances and discounts based upon contractual agreements and historical experience. While the rates are fixed for the product or service with the customer and the payors, such amounts typically include co-payments, co-insurance, and deductibles, which vary in amounts, and are due from secondary insurance and/or the patient. The Company includes in the transaction price only the amount that the Company expects to be entitled, which is substantially all of the payor billings at contractual rates.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of claim approval or denial.

Returns and refunds are not accepted on equipment sales. The Company does not offer warranties to customers in excess of the manufacturer’s warranty. Any taxes due upon sale of the products or services are not recognized as revenue. The Company does not have any partially or unfilled performance obligations related to contracts with customers and as such, the Company has no contract liabilities as of June 30, 2020.

Rental of medical equipment

The Company rents medical equipment to customers for a fixed monthly amount on a month-to-month basis. The customer generally has the right to cancel the lease at any time during the rental period. The Company considers these rentals to be operating leases. Under IFRS 16, “Leases”, the Company recognizes rental revenue on operating leases on a straight-line basis over the contractual lease term, resulting in deferred revenue for the portion of the monthly rent that is after the consolidated statement of financial position date. The term begins on the date products are delivered to patients, and revenues are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including Medicare, private commercial payors, and Medicaid. Certain customer co-payments are included in revenue when considered probable of payment.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial.

Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of allowances and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains an allowance for doubtful accounts. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated balance sheets. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends, and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that the estimates could change, which could have a material impact on the operations and cash flows. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Valuation of inventories

Inventory is recorded at the lower of cost or market. Inventory is expensed through cost of inventory sold when shipped to customers or transferred to property and equipment when rented to customers. The Company estimates that a certain portion of inventory purchased may be excess, obsolete, or non-saleable. The Company maintains a provision for obsolescence for these items. Valuation of the inventory was assessed at year-end, and all inventory items which more than two years are old and not supported by recent sales were provided for 50% in accordance with Company’s policy.

Convertible debentures

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument. The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors, and the presence of any derivative financial instruments.

Impairment of property and equipment and intangibles

Property plant and equipment and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the recoverable amount requires estimates and assumptions such as discount rates, exchange rates, future capital requirements and future operating performance.

Share based payments and warrants

The amounts used to estimate fair values of stock options and warrants issued are based on estimates of future volatility of the Company’s share price, expected lives of the options and warrants, expected dividends to be paid by the Company and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the consolidated financial statements of future periods could be significant.

Income taxes

Significant judgment is required in determining the provision for future income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. Utilization of the tax losses depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Useful lives of property and equipment

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and carrying value of property and equipment and intangible assets.

Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Major renewals and improvements are charged to the property accounts, while maintenance, and repairs which do not extend the useful life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives of the assets are as follows:

Description	Estimated Useful Life
Rental equipment	1-5 years
Computer equipment	3-5 years
Office furniture and fixtures	5-10 years
Leasehold improvements	Life of lease (1-7 years)
Right-of-use vehicles	5 years
Right of use real estate leases	Life of lease (1-6 years)

Depreciation of rental equipment commences once it has been deployed to a patient’s address and put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Intangible assets

The Company has recorded various intangible assets consisting primarily of non-compete agreements, trademarks, customer contracts and customer relationships. Non-compete agreements are the value associated with the non-compete agreements entered by the sellers of purchased companies. Trademarks are the purchase price allocation for the value associated with the trade name of the acquired company. Customer contracts are comprised of the purchase price allocation of the present value of expected future customer billings based on the statistical life of a customer. Customer relationships are the value given in the purchase price allocation to the long-term associations with referral sources such as doctors, medical centers, etc. Finite life intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Description	Estimated Useful Life
Non-compete agreements	5 Years
Trademarks	10 Years
Customer contracts	2 Years
Customer relationships	10 Years

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Statements of Net Loss and Comprehensive Loss when the asset is derecognized.

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and the carrying value of property and equipment and intangible assets.

New standards and interpretations adopted

IFRS 16, Leases

Effective October 1, 2019, the Company adopted IFRS 16, Leases. IFRS 16 eliminates the distinction between operating and finance leases from the perspective of the lessee. All contracts that meet the definition of a lease will be recorded in the statement of financial position with a “right of use” asset and a corresponding liability at the present value of the future lease payments using the lessee’s incremental borrowing rate of 8%.

The Company elected to adopt IFRS 16 using the modified retrospective approach. Under this approach, the Company will not restate its comparative figures, but will recognize the cumulative effect of adopting IFRS 16 as an adjustment to opening statement of financial position, with the recognition of $3,456,000 of right of use assets and finance lease obligations on October 1, 2019. On the condensed consolidated statement of income, the impact of the adoption of IFRS 16 is to increase depreciation expense and interest expense and decrease operating expenses.

The Company elected to apply the practical expedient to exclude recognition of right of use assets and lease liabilities for real estate, computer equipment, and office furniture leases under 12 months in duration or for which the lease term ends within 12 months of initial application for leases, and for low-value assets. The Company also elected to apply IFRS 16 only to the contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 Leases will not be reassessed for whether a lease exists.

Lease expenses for short-term leases totaled $219,000 and $746,000 for the three and nine months ended June 30, 2020.

Reconciliation of lease liabilities pursuant to IFRS 16:

Operating lease commitments as at September 30, 2019	$4,360
Recognition exemption for short-term leases	(497)
Gross lease liabilities as at September 30, 2019	3,863
Amounts representing interest	(407)
Additional lease liabilities as a result of adoption of IFRS 16	$3,456

As of October 1, 2019, approximately $1,934,000 of vehicles were already accounted for as lease liabilities.

Functional currency

The consolidated financial statements of the Company are presented in Canadian dollars, which is the parent Company’s presentation currency, but which differs from its functional currency, the US Dollar, which was determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Page | 12

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statement of income (loss) and comprehensive income (loss) when incurred.

3.	Acquisition of businesses and purchase accounting

Acquisition of Cooley Medical Equipment, Inc. (Cooley)

Effective October 1, 2019, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire the shares of Cooley Medical Equipment, Inc. (Cooley), a Kentucky company in the same industry as the Company. The purchase price was $3,617,000, of which $3,089,000 was paid in cash at closing ($2,408 of which was paid to US Department of Justice against settlement of a litigation pending against the Cooley as on the date of acquisition, on behalf of seller), and the balance of $528,000 to be paid on the 18-month anniversary of the acquisition discounted at 3.86%. Of the cash portion of the purchase price, $2,416,000 was paid to the US Department of Justice to pay off a settlement agreement into which Cooley had entered .The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $55,000 of legal expenses in conjunction with the acquisition.

The acquired business contributed revenue of approximately $6,300,000 and net loss of approximately ($100,000) for the nine months ended to June 30, 2020, primarily due to depreciation expense.

The fair value of the acquired assets is provisional pending final valuations of the assets and is as follows:

Cash	$106
Accounts receivable	801
Inventory	1,018
Prepaid assets	55
Property and equipment	2,532
Right of use assets	1,338
Goodwill	560
Intangible asset- Brand	106
Intangible asset- Non-compete	26
Intangible asset- Customer relationship	437
Accounts payable and accrued liabilities	(1,079)
Deferred revenue	(271)
Equipment loans	(674)
Lease liabilities	(1,338)
Net assets acquired	$3,617
Cash paid at closing	$3,089
Cash to be paid after closing, included in accrued liabilities	528
Consideration paid or payable	$3,617

Page | 13

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is expected to be deductible for tax purposes.

Acquisition of Acadia Medical Supply, Inc. (Acadia)

Effective December 1, 2019, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire the shares of Acadia Medical Supply, Inc. (Acadia), a Maine company in the same industry as the Company. The purchase price was $1,961,000, of which $1,334,000 was paid in cash at closing, and the balance of $627,000 to be paid on the one- and two-year anniversaries of the acquisition discounted at 3.86%. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $29,000 of legal expenses included in operating expenses in conjunction with the acquisition.

Pro forma nine-month revenues and net income for Acadia for the nine months ended June 30, 2020 were approximately $3,200,000 and $500,000, respectively. Of those amounts, revenues of approximately $2,700,000 and net income of approximately $400,000 contributed to the Company’s results for the period from December 1, 2019 through June 30, 2020.

The fair value of the acquired assets is provisional pending final valuations of the assets and is as follows:

Cash	$79
Accounts receivable	190
Inventory	327
Property and equipment	516
Right of use asset	321
Other assets	10
Goodwill	498
Intangible Asset- Brand	173
Intangible Asset- Non-compete	40
Intangible Asset- Customer relationship	611
Accounts payable and accrued liabilities	(368)
Deferred Revenue	(59)
Equipment loans	(181)
Lease liabilities	(196)
Net assets acquired	$1,961

Cash paid at closing	$1,334
Cash to be paid after closing, included in accrued liabilities	303
Cash to be paid after closing, included in other long-term liabilities	324
Consideration paid or payable	$1,961

Prior Periods

During the nine months ended June 30, 2019, the Company acquired two businesses. The details of these acquisitions were disclosed in Note 7 of the Company’s annual financial statements for the year ended September 30, 2019.

Page | 14

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

4.	Accounts receivable

Accounts receivable represents amounts due from insurance companies and patients:

	As at June 30, 2020	As at September 30, 2019
Gross receivable	$16,645	$15,463
Reserve for expected credit losses	(5,046)	(3,073)
	$11,599	$12,390

As at June 30, 2020	Gross Receivables	Allowance for expected credit losses	Net Receivables
0 – 90 days	$10,529	$(1,381)	$9,148
91 – 180 days	3,574	(1,608)	1,966
Over 180 days	2,542	(2,057)	485
Total	$16,645	$(5,046)	$11,599

Below is the movement in the reserve for expected credit losses:

Reserve for expected credit losses	Three months ended June 30, 2020	Year ended September 30, 2019
Opening Balance	$3,073	$2,501
Bad debt expense	7,061	4,171
Bad debt expense – discontinued operations	-	62
Amounts written off	(5,088)	(3,661)
Ending Balance	$5,046	$3,073

5.	Inventory

	As at June 30,	As at September 30,
	2020	2019
Serialized	$1,441	$1,038
Non-serialized	6,034	3,770
Reserve for slow-moving	(161)	(70)
Total Inventory	$7,314	$4,738

Page | 15

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

The reserve for slow-moving is included under cost of inventory sold in the condensed consolidated interim statement of (loss and comprehensive (loss) income.

6.	Property and equipment and right of use assets

Cost	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets - Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2018	$37,201	$1,173	$635	$1,364	$2,875	$-	$43,248

Transfers from inventory	6,387	-	-	-	-	-	6,387
Additions	-	51	2	105	562	-	720
Acquisitions	121	-	7	98	118	-	344
Disposals	(9,743)	(464)	(38)	(4)	(418)	-	(10,667)
Foreign exchange	324	9	7	12	25	-	377
Balance June 30, 2019	$34,290	$769	$613	$1,575	$3,162	$-	$40,409

Cost	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets - Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2019	$35,377	$668	$574	$1,548	$3,426	$-	$41,593
Additions – adoption of IFRS 16	-	-	-	-	-	3,456	3,456
Transfers from inventory	7,876	-	-	-	-	-	7,876
Additions	-	9	-	81	912	1,379	2,381
Acquisitions	2,804	-	-	244	211	1,448	4,707
Disposals	(15,100)	(360)	(134)	(200)	(899)	(7)	(16,700)
Foreign exchange	670	18	21	157	196	25	1,087
Balance June 30, 2020	$31,627	$335	$461	$1,830	$3,846	$6,301	$44,400

Accumulated Depreciation	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets - Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2018	$19,676	$753	$303	$263	$1,365	$-	$22,360
Depreciation	8,467	140	81	99	457	-	9,244
Disposals	(9,858)	(359)	(38)	(4)	(408)	-	(10,667)
Foreign exchange	434	13	6	48	90	-	591
Balance June 30, 2019	$18,719	$547	$352	$406	$1,504	$-	$21,528

Accumulated Depreciation	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets - Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2019	$19,557	$491	$344	$340	$1,365	$-	$22,097
Depreciation	11,227	87	74	147	643	1,473	13,651
Disposals	(15,100)	(360)	(134)	(200)	(706)	(7)	(16,507)
Foreign exchange	487	12	13	109	119	3	743
Balance June 30, 2020	$16,171	$230	$297	$396	$1,421	$1,469	$19,984

Page | 16

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Net Book Value	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets –Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2018	$17,525	$420	$332	$1,101	$1,510	$-	$20,888
Balance June 30, 2019	$15,571	$222	$261	$1,169	$1,658	$-	$18,881
Balance September 30, 2019	$15,820	$177	$230	$1,208	$2,061	$-	$19,496
Balance June 30, 2020	$15,456	$105	$164	$1,434	$2,425	$4,832	$24,416

During the periods ended June 30, 2020 and September 30, 2019, the Company purchased rental equipment through the conversion of accounts payable to loans arranged by the vendor with a financing institution of $8,138,000 and $10,040,000, respectively (see note 9)

7.	Goodwill and intangible assets

Cost	Goodwill	Non-compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2018	$1,839	$669	$1,736	$4,826	$10,994	$18,225	$20,064
Disposals	-	-	-	-	(30)	(30)	(30)
Acquisitions	1,224	-	-	--	-	-	1,224
Impairment of goodwill	(531)	-	-	-	-	-	(531)
Foreign exchange	16	8	19	53	121	201	217
Balance June 30, 2019	$2,548	$677	$1,755	$4,879	$11,085	$18,396	$20,944

Balance September 30, 2019	$1,881	$684	$1,776	$5,099	$11,204	$18,763	$20,644
Acquisitions	1,058	66	279	-	1,048	1,393	2,451
Effects of changes in exchange rates	183	20	52	148	330	550	733
Balance June 30, 2020	$3,122	$770	$2,107	$5,247	$12,582	$20,706	$23,828

Accumulation amortization	Goodwill	Non-compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2018	$-	$575	$1,047	$4,826	$8,502	$14,950	$14,950
Additions	-	36	79	-	340	455	455
Disposals	-	-	-	-	(30)	(30)	(30)
Effect of changes in exchange rates	-	7	10	53	88	158	158
Balance June 30, 2019	$-	$618	$1,136	$4,879	$8,900	$15,533	$15,533

Balance September 30, 2019	$-	$636	$1,176	$4,937	$9,103	$15,852	$15,852
Amortization	-	42	100	139	387	668	668
Effect of changes in exchange rates	-	20	31	144	270	465	465
Balance June 30, 2020	$-	$698	$1,307	$5,220	$9,760	$16,985	$16,985

Page | 17

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Net carrying amount	Goodwill	Non-compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2018	$1,839	$94	$689	$-	$2,492	$3,275	$5,114
Balance June 30, 2019	$2,548	$59	$619	$-	$2,185	$2,863	$5,411
Balance September 30, 2019	$1,881	$48	$600	$162	$2,101	$2,911	$4,792
Balance June 30, 2020	$3,122	$72	$800	$27	$2,822	$3,721	$6,843

The Company’s goodwill impairment testing for the nine months ended June 30, 2019 determined that the carrying value of Central Oxygen CGU exceeded their value in use, and as a result, the Company recorded a goodwill impairment charge of $531,000. The impairment resulted from a decline in the expected performances of these businesses relative to expectations at the time the acquisition was consummated.

The impairment was determined based on a value in use calculation which uses cash flow projections covering a five-year period and a discount rate of 17% per annum. The cash flows beyond the five-year period have been extrapolated using (terminal growth rates of 0% to 3%) per annum growth rate.

No impairment has been recognized in the three or nine months ended June 30, 2020 as carrying value of the applicable CGUs was less than the value in use as of June 30, 2020.

8.	Deferred Income - CARES Act

During the three months ended June 30, 2020, the Company received payments related to the two separate provisions of the CARES Act.

Payroll Protection Plan (“PPP’)

On April 21, 2020, the Company received approximately $6,000,000 (approximately $5,800,000 at the June 30 exchange rate) related to the PPP, which was to assist companies in maintaining their workforce. The PPP provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities for up to twenty-four weeks, and maintains certain payroll levels. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months.

Since the Company expects to meet the PPP’s eligibility criteria and has concluded that the PPP loan represents, in substance, a grant that is expected to be forgiven, it has accounted for the proceeds under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. The cash inflow has been reported as a deferred income liability.

Public health and Social Services Emergency Fund (“Relief Fund”)

During the three months ended June 30, 2020, the Company received approximately $2,400,000 from the Relief Fund, which was established to support healthcare providers to prevent, prepare for, and respond to coronavirus, including health care related expenses or lost revenues, subject to certain terms and conditions. If those terms and conditions are met, payments do not need to be repaid. No expenses related to the PPP can be used to meet the terms and conditions for the Relief Fund.

Since the Company expects to meet the Relief Fund’s terms and conditions, it has accounted for the proceeds under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. The cash inflow has been reported as a financing activity. The original proceeds were recognized as a liability, which was reduced based on certain related costs relates incurred. The reduction of the liability by $643,000 has been included under other expense / (income) in the statement of loss and other comprehensive loss.

Page | 18

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

9.	Long-Term Debt

Debentures

On March 7, 2019, the Company issued $15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and December 31. Each $1,000 debenture is convertible at the option of the holder into approximately 769.23 common shares. After three years, the Company can force conversion of the outstanding principal at conversion price of $1.30, if the daily volume weighted average price of the common shares exceeds $1.62 per share for twenty consecutive trading days. The debenture agreement also allows for payment of cash in lieu of common shares upon exercise of conversion right by the holder, equivalent of the market price on the conversion date.

The Company issued compensation options to the underwriters for 519,231 shares of the Company at an exercise price of $1.30 for a period of two years from the closing of the transaction. The fair value of the options has been valued at $0.34 for a total of $175,000, using the Black-Scholes pricing model with the following assumptions:

Exercise price per share	$1.30
Risk-free interest rate	1.62%
Expected volatility	87.4%
Expected life of option	2 years
Expected dividend yield	0.0%

Compensation options activity for the nine months ended June 30, 2020 is provided below:

	Number (000s)	Weighted average exercise price
Balance, September 30, 2019	519	$1.30
Balance, June 30, 2020	519	$1.30

The debentures contain multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company is unable to measure the fair value of embedded derivatives reliably, it has chosen to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL).

The debentures are valued at fair value using the current trading price of $103 and $93 per unit as of June 30, 2020 and September 30, 2019, with the change in fair market value resulting in a loss of $3,314,000 and $1,495,000 being recorded in the statement of income (loss) and other comprehensive (loss) income for the three and nine months ended June 30, 2020, respectively.

	Nine months ended June 30, 2020	Year ended September 30, 2019
Beginning Balance	$13,966	$-
Issued	-	15,000
Change in fair value	1,495	(1,034)
Ending Balance	$15,461	$13,966

During 2014, the Company issued $8,625,000 in unsecured subordinated debentures due December 31, 2019. The debentures were repaid in April 2019 for $8,970,000, including a prepayment premium. The carrying value of the debentures at settlement was $7,863,000, resulting in a loss on early extinguishment of $1,107,000 due to unaccreted balance and premium paid due to early settlement.

Page | 19

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Equipment Loans

The Company is offered financing arrangements from their suppliers and their designated financial institution, in which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In some cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company uses a 6% incremental borrowing rate to impute interest on these arrangements. In other cases, the supplier receives the full invoice price and Company pays a stated interest rate to the financial institution, ranging from 5.6% to 8.0%, with the terms of the financing ranging from 12 to 48 months. There are no covenants with the loans and the carrying value of the equipment that is pledged as security against these loans is $9,950,000.

Below is the movement in equipment loans for the nine months ended June 30, 2020:

Balance, September 30, 2018	$12,825
Additions	10,040
Interest expense	840
Repayments of principal and interest	(14,785)
Effect of changes in exchange rates	755
Balance, September 30, 2019	$9,675
Additions:
Acquisitions	856
Operations	8,138
Interest expense	422
Repayments of principal and interest	(11,326)
Effect of changes in exchange rates	323
Balance, June 30, 2020	$8,088
Current portion	(7,248)
Long-term portion, due in 2021	$840

Lease Liabilities

Vehicle leases are recorded at rates implicit in the lease based on the current and estimated residual value of the vehicle, equating to rates ranging from 1.7% to 10.4%, and real estate leases are recorded at the incremental borrowing rate of 8%.

Below is the movement in lease liabilities for the nine months ended June 30, 2020:

	Vehicles Leases	Right of use assets – real estate leases	Total
Balance, September 30, 2019	$1,934	$-	$1,934
Additions during the period:
Adoption of IFRS 16, Leases	-	3,456	3,456
Acquisitions	211	1,448	1,534
Operations	912	1,379	2,291
Interest expense	191	360	551
Repayments	(986)	(1,550)	(2,536)
Effect of changes in exchange rates	(18)	26	8
Balance, June 30,2020	$2,244	$5,119	$7,363
Current portion	(584)	(2,004)	(2,588)
Long-term portion	1,661	3,114	4,775

Page | 20

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Additions during the period are comprised of rental equipment and vehicles at incremental borrowing rates between 6% and 7.5% with final maturities through 2024, and real estate at the incremental borrowing rate of 8% with final maturities through 2026.

Future payments pursuant to lease liabilities and equipment loans are as follows:

	As at June 30, 2020	As at September 30, 2019
Less than 1 year	$3,057	$595
Between 1 and 5 years	5,949	1,685
More than five years	-	-
Gross lease payments	$9,006	$2,280
Less: Finance charges	(1,643)	(346)
Net lease liabilities	$7,363	$1,934

10.	Share capital

Bought deals and private placement

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for 25,001,000, 1,750,000, and 927,826 units, respectively. The 1,750,000 units were subject to 4-month restriction. Each unit issued was issued at a price of $1.15 for total gross proceeds of $31,831,000, and consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). The Warrants are recorded as a liability since they are denominated in Canadian Dollars and the Company’s functional currency is US Dollars. The fair value of the Warrants was recorded as a liability and valued at June 29, 2020, at $0.16 for a total of $2,208,000, using the Black-Scholes pricing model. Upon exercise, the warrant liability will be derecognized and transferred to equity.

Issuance costs of $3,873,000 in cash, including underwriters’ commission of $1,692,000, were incurred. These costs were allocated ratably between common shares and warrant liability, with $3,589,000 recorded as a reduction of shareholders’ equity and $284,000 recorded as “Transaction costs on issuance of financial liabilities” on the consolidated statement of (loss) income. The Company issued compensation options to the underwriter for 1,471,305 shares at the issue price of $1.15 for a period of two years from the closing of the offering. The fair value of the options has been valued at $0.42 for a total of $622,000, using the Black-Scholes pricing model with the following assumptions:

Exercise price per share	$1.15
Share price at date of issuance	$1.12
Risk-free interest rate	0.25%
Expected volatility	71.0%
Expected life of option	2 years
Expected dividend yield	0.00%

Warrant activity for the nine months ended June 30, 2020 is provided below:

	Number (000s)	Weighted average exercise price
Balance, September 30, 2019	-	$-
Issued	13,839	1.60
Balance, June 30, 2020	13,839	$1.60

Page | 21

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Activity for the June 2020 compensation options for the nine months ended June 30, 2020 is as follows:

	Number (000s)	Weighted average exercise price
Balance, September 30, 2019	-	$-
Issued	1,471	1.15
Balance, June 30, 2020	1,471	$1.15

On November 2, 2018, the Company completed a bought deal offering of 5,649,600 common shares of the Company at a price of $0.60 per share for gross proceeds to the Company of $3,390,000. In conjunction with this transaction, the Company also completed non-brokered private placement of 1,833,333 common shares to officers and directors at the $0.60 issue price for gross proceeds to the Company of $1,100,000. Issuance costs of $343,000 in cash were incurred. The Company also issued to the underwriter compensation options equal to 6.5% of the offered shares (367,224 options). Each compensation option is exercisable into one common share of the Company at the issue price for a period of 24 months from the closing of the offering. These shares are recorded as compensation options at $0.60 per share. The fair value of the options has been valued using the Black-Scholes option pricing model.

Stock options and grants

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options generally vest either immediately or quarterly over a two-year period.

A summary of stock options is provided below:

	Number of options (000’s)	Weighted average exercise price
Balance, September 30, 2019	11,392	$0.49
Granted	100	1.10
Exercised	(517)	0.58
Forfeited	(22)	0.38
Expired	(237)	0.95
Balance, June 30, 2020	10,716	$0.48

At June 30, 2020, the Company had 10,533,420 vested stock options with a weighted average exercise price of $0.48.

The Company accounts for stock-based compensation, including stock options and stock grants, using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus.

For the three months ended June 30, 2020 and 2019, the Company recorded stock-based compensation expense of $73,000 and $446,000, respectively.

For the nine months ended June 30, 2020 and 2019, the Company recorded stock-based compensation expense of $207,000 and $1,337,000, respectively.

The fair value of the stock options has been charged to the statement of loss and comprehensive loss and credited to contributed surplus over the proper vesting period, using the Black-Scholes option pricing model calculated using the following assumptions:

	Nine months ended	Nine months ended
	June 30, 2020	June 30, 2019
Exercise price per share	$1.10	$0.63
Risk-free interest rate	1.64%	2.24%
Expected volatility	83.2%	118.17%
Expected life of option	4 years	10 years
Expected dividend yield	Nil	Nil

Page | 22

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

11.	Commitments and Contingencies

Commitments

The Company leases certain facilities with terms of less than a year that are classified as operating leases. Future payments pursuant to these leases are $155,000 as of September 30, 2020 and $32,000 as of June 30, 2020, which are all due in less than one year.

Contingencies

The Company has been in litigation with Lightwater Long Short Fund (“Lightwater”) for the year ended September 30, 2019 and nine months ended June 30, 2020. The litigation is due to Lightwater claiming damages for matters related to subscription agreements in a prior private placement. Management and legal believe that this lawsuit is without merit and is unpredictable. It is uncertain currently to determine the outcome of this lawsuit or our potential liability, if any.

In March 2019, the Company experienced an unlawful and undiscovered intrusion into its email system, which resulted in fraudulent banking information being relayed regarding the transfer of funds on April 30, 2019 to satisfy the then outstanding debentures. The intruder was able to mislead certain parties with inaccurate requests and instructions and in doing so, caused the funds of $9,200,000 to be transferred into an account of a criminal third party outside North America. The fraud was uncovered on May 3, 2019, and the Company took immediate action to stop or undo the transfer and simultaneously started action to recover the amounts transferred. The Company has successfully retrieved $8,600,000 of the funds and is in process of enforcing a court order to have the rest of the $600,000 of funds returned.

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business, none of the matters in which the Company is currently involved, either individually, or in the aggregate, have a quantifiable exposure and are not expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

12.	Operating Expenses

	Three months ended June 30, 2020	Three months ended June 30, 2019	Nine months ended June 30, 2020	Nine months ended June 30, 2019
Employee salary and benefits	$7,828	$6,510	$23,239	$19,403
Facilities	489	862	1,835	2,570
Bad debt expense (Note 4)	2,224	1,341	7,061	4,233
Billing	668	411	1,619	1,261
Professional fees	394	169	1,045	985
Marketing Costs	122	155	529	458
All other	1,388	1,156	4,308	3,478
Total Operating Expenses	$13,113	$10,604	$39,636	$32,388

13.	Income (Loss) per share

The following reflects the earnings and share data used in the basic and diluted income (loss) per share computations:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Nine months ended June 30, 2020	Nine months ended June 30, 2019
Net income (loss) for continuing operations	$(3,382)	$(12,564)	$(5,068)	$(14,073)
Net income (loss) for discontinued operations	-	25	(1,158)	607
Basic weighted average number of shares	84,261	83,529	83,834	82,627
Diluted weighted average number of shares	84,261	89,093	83,834	88,191
Basic – continuing operations	$(0.04)	$(0.15)	$(0.06)	$(0.17)
Diluted – continuing operations	(0.04)	(0.15)	(0.06)	(0.17)
Basic – discontinued operations	-	-	(0.01)	0.01
Diluted – discontinued operations	-	-	(0.01)	0.01
Total - Basic	$(0.04)	$(0.15)	$(0.07)	$(0.16)
Total - Diluted	$(0.04)	$(0.15)	$(0.07)	$(0.16)

Page | 23

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

14.	Related party transactions

The Company has six market rate leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $68,000 per month, plus taxes, utilities, and maintenance.

Payments of $59,000 and $56,000 were made to the members of the Board of Directors for the three months ended June 30, 2020 and 2019, respectively. Payments of $171,000 and $164,000 were made to members of the Board of Directors for the nine months ended June 30, 2020 and 2019, respectively.

Key management personnel also participate in the Company’s share option program (see Note 10). The Company paid or accrued compensation to key management personnel the following:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Nine months ended June 30, 2020	Nine months ended June 30, 2019
Salaries and Benefits	$272	$237	$791	$1,225
Stock-based compensation	-	296	-	858
Total	$272	$533	$791	$2,083

On May 10, 2019, the Company entered into a secured loan agreement with one of the Company’s shareholders for $3,428,000 (US$2,600,000) The loan bore interest at prime rate to be paid out semi-annually commencing on June 2019 and thereafter on every June 30 and December 31. The loan was to mature on May 10, 2021; however, it was fully repaid on September 12, 2019.

15.	Discontinued Operations

On July 29, 2019, the Company sold the assets of Patient Home Monitoring, Inc. The consolidated financial statements and the notes reflect the Patient Home Monitoring, Inc. as discontinued operations. There are ongoing litigation matters involving Patient Home Monitoring, Inc. During the nine months ended June 30, 2020, the Company incurred legal fees to defend itself, and in one of the matters, reached a settlement. The second matter remains unresolved. These matters are directly related to the operations of the disposed business, and as such, are reflected as discontinued operations. Prior period amounts have been reclassified in order to be comparable to the current year presentation, as follows:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Nine months ended June 30, 2020	Nine months ended June 30, 2019
Revenue	$-	$959	$-	$3,239
Inventory Sold	-	270	-	450
Operating Expenses	-	554	(1,158)	1,840
Depreciation	-	110	-	342
Net income (loss) from discontinued operations	$-	$25	$(1,158)	$607

For the periods ended June 30, 2020 and 2019, Patient Home Monitoring, Inc. was classified as a discontinued operation. There are ongoing litigation matters involving Patient Home Monitoring, Inc. During the period ended June 30, 2020, the Company accrued legal fees of $452,000 to defend itself, and in one of the matters, reached a settlement of $67,000. The Company also reached a settlement in principle of $639,000 for certain ongoing litigation, which was not formally finalized. These matters are directly related to the operations of the disposed business, and as such, are reflected as discontinued operations. As of June 30, 2020, $742,000 relating to above discontinued operations were included in accrued liabilities.

Page | 24

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

16.	Subsequent Events

Health Technology Resources, L.L.C.

Effective August 17, 2020, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire the shares of Health Technology Resources, L.L.C. (“HTR”), an Illinois company in the same industry as the Company. The purchase price was $7,062,000, of which $6,364,000 was paid in cash at closing, and the balance of $698,000 to be paid after closing. The $698,000 is comprised of (a) a holdback due on the two-year anniversary of the acquisition discounted at 3.86% for a value of $243,000, (b) Payroll Protection Plan funds of $274,000 to be paid on upon forgiveness, and (c) an earnout valued at $181,000. The earnout could be as high as $660,000 and the fair value was based on a Monte Carlo simulation.

Pro forma nine-month revenues and net income for HTR had the acquisition occurred on October 1, 2019 were approximately $4,125,000 and $1,500,000, respectively.

Sleepwell, LLC

Effective October 23, 2020, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire Sleepwell, LLC, a Georgia company, and its wholly owned subsidiary, Halsom Home Care, an Ohio company (collectively, “Sleepwell”). The purchase price was approximately US$11,100,000, of which approximately US$6,600,000 was paid in cash at closing, approximately US$2,800,000 was paid in common stock in January 2021, and approximately US$1,700,000 of holdbacks payable in common stock of US$1,100,000 on August 31, 2022 and US$600,000 in cash, payable upon resolution of post-closing adjustments, if any, and Sleepwell’s PPP loan.

Pro forma nine-month Sleepwell revenues and net income had the acquisition occurred October 1, 2019 would have been $9,750,000 and $1,875,000, respectively.

Mayhugh Drugs, Inc., dba Mayhugh’s Medical

Effective February 1, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire Mayhugh Drugs, Inc., (“Mayhugh”) a Florida company. The purchase price was $1,190,000, of which $515,000 was paid in cash at closing, with $575,000 of holdbacks payable on the six-month and twelve-month anniversaries of the closing.

Pro forma nine-month Mayhugh revenues and net income had the acquisition occurred October 1, 2019 would have been $4,167,000 and $1,062,000, respectively.

17.	Restatement

During the preparation of the consolidated financial statements as of and for the year ended September 30, 2020, the Company identified certain errors and adjustments in the application of its accounting policies. As such, the financial statements for the three months ended June 30, 2020 and 2019, and as of September 30, 2019 have been restated to reflect of these adjustments, as set out below.

a)	Deferred revenue

The Company rents medical equipment to customers for a fixed monthly amount on a month-to-month basis. During prior periods, the monthly rental revenue was not recognized on a pro rata basis for a given month. The appropriate recognition resulted in an increase in deferred revenue as at June 30, 2020, September 30, 2019, and October 1, 2018 by $2,229,000, $1,904,000, and $1,904,000, respectively.

Page | 25

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Activity for deferred revenue for the nine months ended June 31, 2020 is as follows:

Balance, September 30, 2018	$1,904
Net change	-
Balance, September 30, 2019	1,904
Increase due to acquisitions	330
Decrease recorded through the amended and restated condensed consolidated interim statement of (loss) income	(5)
Balance, June 30, 2020	$2,229

b)	Classification of expenses

The Company determined that expenses classified based on nature is more reliable and relevant. Accordingly, certain expenses were reclassified and the condensed consolidated interim statements of (loss) income and other comprehensive (loss) income for the three and nine months ended June 30, 2020 and 2019 have been restated to reflect such classification.

c)	Classification of leases

Equipment obtained on loans were classified as finance leases instead of equipment loans. Accordingly, finance leases were reclassified as equipment loans, and the statements of financial position as at June 30, 2020 and September 30, 2019, and the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the three and nine months ended June 30, 2020 and 2019 have been restated to reflect such classification.

d)	Impairment of goodwill

The impairment of goodwill of $531,000 recognized in the statement of (loss) comprehensive loss for the year ended September 30, 2019, has also been recognized in the condensed consolidated interim statements of (loss) income and other comprehensive (loss) income for the nine months ended ended June 30, 2019.

e)	Acquisition of businesses and purchase accounting

In connection with the business acquisitions described in note 3, certain values of assets, liabilities and consideration were corrected from those previously reported in the previously issued condensed consolidated interim financial statements as at and for the period ended June 30, 2020.

f)	Changes in estimates

During the year ended September 30, 2020, the Company revised its estimates related to reserves for expected credit losses, and for certain accruals related to litigation from discontinued operations, among others. The effects of these changes are reflected in the condensed consolidated interim financial statements as at and for the nine months ended June 30, 2020.

g)	Classification of government grants and derivative warrant liabilities

The classification of government grants resulted in increase to other income of $644,000 with a corresponding decrease in revenues for the three and nine months ended June 30, 2020 as well as classification of government grants as current and long-term liabilities resulted in a decrease in current liabilities of $3,152,000 and an increase in long-term liabilities of $3,152,000 at June 30, 2020

Similarly, the classification of warrants as derivative liabilities resulted in an increase in current liabilities of $2,208,000 and a decrease in contributed surplus of $2,208,000 at June 30, 2020. Additionally, transaction costs of $284,000 allocated to the warrants were expensed during the three months ended June 30, 2020, and additional transaction costs of $743,000 were reduced from share capital.

Certain amounts on statement of cash flows for the nine months ended June 30, 2020 were re-classified to reflect various changes noted above.

Page | 26

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

The financial statement line items which have been restated are as follows:

Condensed consolidated interim statement of financial position as at June 30, 2020

	Previously Reported	Adjustments	As Restated
Accounts receivable, net	$12,572	$(973)	$11,599
Inventory, net	8,354	(1,040)	7,314
Total current assets	66,867	(2,013)	64,854
Property and equipment and right of use assets, net	22,272	2,144	24,416
Goodwill	5,505	(2,383)	3,122
Intangible assets, net	2,417	1,303	3,720
Total long-term assets	30,303	1,064	31,367
Total assets	97,170	(949)	96,221
Accounts Payable	8,710	82	8,792
Current portion of loans	-	7,248	7,248
Current portion of leases	9,883	(7,295)	2,588
Accrued and other current liabilities	3,871	2,019	5,890
Government grant	7,596	(3,152)	4,444
Deferred Revenue	-	2,229	2,229
Warrant liability	-	2,208	2,208
Total current liabilities	30,060	3,339	33,399
Lease liabilities	5,597	(822)	4,775
Equipment loans	-	840	840
Other long-term liabilities	249	75	324
Government Grant	-	3,152	3,152
Total long-term liabilities	21,307	3,245	24,552
Total liabilities	51,367	6,584	57,951
Share capital	224,965	(743)	224,222
Contributed surplus	24,393	(2,508)	21,885
Accumulated deficit	(217,288)	(4,282)	(221,570)
Total Shareholders’ Equity	45,803	(7,533)	38,270
Total Liabilities and Shareholders’ Equity	97,170	(949)	96,221

Condensed consolidated interim statement of loss for the three months ended June 30, 2020

	Previously Reported	Adjustments	As Restated
Sales of medical equipment and supplies	$10,600	$37	$10,637
Rentals of medical equipment	15,269	(171)	15,098
Total revenue	25,869	(134)	25,735
Cost of revenue	7,437	(7,437)	-
Inventory sold	-	7,223	7,223
Gross profit	18,432	(18,432)	-
Selling general and administrative expenses	12,892	(12,892)	-
Operating expenses	-	13,113	13,113
Depreciation	5,016	(166)	4,850
Amortization of intangible assets	172	36	208
Other expense (income)	11	(644)	(633)
Operating income (loss) from continuing operations	283	633	916
Interest expense	351	(351)	-
Interest expense on lease liabilities	-	215	215
Interest expense on equipment loans	-	136	136
Transaction Costs Bought Deal	-	284	284
Income (loss) before taxes from continuing operations	(3,682)	349	(3,333)
Net income (loss) from continuing operations	(3,731)	349	(3,382)
Net income (loss)	(3,731)	349	(3,382)
Comprehensive income (loss)	(5,031)	349	(4,682)
Income (loss) per share- basic	(0.04)	0.00	(0.04)
Income (loss) per share – diluted	(0.04)	0.00	(0.04)

Page | 27

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Condensed consolidated interim statement of loss for the nine months ended June 30, 2020

	Previously Reported	Adjustments	As Restated
Sales of medical equipment and supplies	$30,567	$(492)	$30,075
Rentals of medical equipment	42,172	(637)	41,535
Total revenue	72,739	(1,129)	71,610
Cost of revenue	19,968	(19,968)	-
Inventory sold	-	19,703	19,703
Gross profit	52,771	(52,771)	-
Selling general and administrative expenses	38,184	(38,184)	-
Operating expenses	-	39,636	39,636
Depreciation	14,062	(411)	13,651
Amortization of intangible assets	578	90	668
Other expense (income)	(190)	(638)	(828)
Operating income (loss) from continuing operations	36	(1,357)	(1,321)
Interest expense	975	(975)	-
Interest expense on equipment loans	-	422	422
Interest expense on lease liabilities	-	553	553
Transaction Costs Bought Deal	-	284	284

Income (loss) before taxes from continuing operations	(3,339)	(1,636)	(4,975)
Net income (loss) from continuing operations	(3,432)	(1,636)	(5,068)
Income (loss) from operations of discontinued operations	(416)	(742)	(1,158)
Net income (loss)	(3,848)	(2,378)	(6,226)
Comprehensive income (loss)	(3,118)	(2,378)	(5,496)
Net income (loss) per share Basic	(0.05)	(0.02)	(0.07)
Net income (loss) per share Diluted	(0.05)	(0.02)	(0.07)

Page | 28

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Condensed consolidated interim statement of cash flows for the nine months ended June 30, 2020

	Previously Reported	Adjustments	As Restated
Net loss from continuing operations	$(3,432)	$(1,636)	$(5,068)
Net loss from discontinued operations	(416)	(742)	(1,158)
Depreciation and amortization	14,640	(321)	14,319
Interest expense on leases and loans	-	975	975
Transaction Costs Bought Deal	-	284	284
Bad debt expense	6,528	533	7,061
Government grant	-	(643)	(643)
Net increase (decrease) in accounts receivable, excluding bad debt expense	(5,630)	491	(5,139)
Net increase (decrease) in inventory	(1,987)	572	(1,415)
Net increase (decrease) in accounts payable, accrued liabilities, and deferred income	8,191	(5,729)	2,462
Net cash flows provided by operating activities	19,352	(6,221)	13,131

Repayments of long-term debt	(12,693)	(1,169)	(13,862)
Proceeds from government grant	-	8,239	8,239
Proceeds from issuance of warrants	-	2,208	2,208
Proceeds from issuance of common shares	29,285	(3,251)	26,034
Net cash flow provided by (used in) financing activities	16,872	6,027	22,899
Net increase (decrease) in cash	31,775	41	31,816
Effect of exchange rate changes on cash held in foreign currencies	48	(41)	7

Condensed consolidated interim statement of loss for the three months ended June 30, 2019

	Previously Reported	Adjustments	As Restated
Cost of revenue	$6,068	$(6,068)	-
Inventory sold	-	5,836	5,836
Gross profit	14,096	(14,096)	-
Selling general and administrative expenses	10,372	(10,372)	-
Operating expenses	-	10,604	10,604
Interest expense	171	(171)	-
Interest expense on equipment loans	-	161	161
Interest expense on lease liabilities	-	10	10

Condensed consolidated interim statement of loss for the nine months ended June 30, 2019

	Previously Reported	Adjustments	As Restated
Cost of revenue	$18,380	$(18,380)	-
Inventory sold	-	17,687	17,687
Gross profit	43,117	(43,117)
Selling general and administrative expenses	31,695	(31,695)	-
Operating expenses	-	32,388	32,388
Impairment of goodwill	-	531	531
Operating income (loss) from continuing operations	(10,329)	(531)	(10,860)
Interest expense	489	(489)	-
Interest expense on equipment loans	-	416	416
Interest expense on lease liabilities	-	73	73
Income (loss) before taxes from continuing operations	(13,408)	(531)	(13,939)
Net income (loss) from continuing operations	(13,542)	(531)	(14,073)
Net income (loss)	(12,935)	(531)	(13,466)
Comprehensive income (loss)	(12,682)	(531)	(13,213)
Net income (loss) per share Basic	(0.16)	(0.00)	(0.16)
Net income (loss per share Diluted	(0.16)	(0.00)	(0.16)

Page | 29

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Condensed consolidated interim statement of cash flows for the nine months ended June 30, 2019

	Previously Reported	Adjustments	As Restated
Net loss from continuing operations	$(13,542)	$(531)	$(14,073)
Interest expense on leases and loans	-	490	490
Impairment of goodwill	-	531	531
Net cash flows provided by operating activities	(1,723)	490	(1,233)
Purchases of property and equipment	(933)	775	(158)
Net cash flow used in investing activities	(1,402)	775	(627)
Repayments of long-term debt	(9,217)	(490)	(9,707)
Proceeds from issuance of common shares	3,604	543	4,147
Net cash flow provided by (used in) financing activities	2,804	53	2,857
Net increase (decrease) in cash	(321)	1,318	997
Effect of exchange rate changes on cash held in foreign currencies	174	(1,318)	(1,144)

Note 3 acquisition of businesses and purchase accounting

Line items adjusted on the net assets acquired of Cooley are as follows:

	Previously Reported	Adjustments	As Restated
Inventory	$818	$200	$1,018
Property and equipment	3,289	(757)	2,532
Right of use assets	-	1,338	1,338
Goodwill	1,742	(1,182)	560
Intangible asset- Brand	-	106	106
Intangible asset- Non-compete	-	26	26
Intangible asset- Customer relationship	-	437	437
Accounts payable and accrued liabilities	(1,477)	398	$(1,079)
Equipment loans	-	(674)	(674)
Lease liabilities	(2,013)	675	(1,338)
Deferred revenue	-	(271)	(271)
Net assets acquired	3,321	296	3,617
Cash to be paid after closing, included in accrued liabilities	232	296	528
Consideration to be paid after closing	3,321	296	3,617

Line items adjusted on the net assets acquired of Acadia are as follows:

	Previously Reported	Adjustments	As Restated
Accounts receivable, net	$139	$51	$190
Inventory	350	(23)	327
Property and equipment and right of use assets	330	186	516
Right of use assets	-	321	321
Goodwill	1,699	(1,201)	498
Intangible asset- Brand	-	173	173
Intangible asset- Non-compete	-	40	40
Intangible asset- Customer relationship	-	611	611
Deferred revenue	-	(59)	(59)
Equipment loans	-	(181)	(181)
Lease liabilities	(378)	182	(196)
Net assets acquired	1,861	100	1,961
Cash to be paid after closing, included in accrued liabilities	527	(527)	-
Cash to be paid after closing, included in accrued liabilities	-	303	303
Cash to be paid after closing, included in other long-term liabilities	-	324	324
Consideration paid or payable	1,861	100	1,961

Page | 30

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AMENDED AND RESTATED

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Note 6 additions in property and equipment reclassified as transfers from inventory for the nine months ended June 30, 2020

	Previously Reported	Adjustments	As Restated
Additions of monitoring equipment	$7,231	$(7,231)	$-
Transfers from inventory	-	7,876	7,876

Note 6 additions in property and equipment reclassified as transfers from inventory for the nine months ended June 30, 2019

	Previously Reported	Adjustments	As Restated
Additions of monitoring equipment	$6,387	$(6,387)	$-
Transfers from inventory	-	6,387	6,387

Condensed consolidated interim statement of financial position as at September 30, 2019

	Previously Reported	Adjustments	As Restated
Current portion of leases	$8,528	$(7,971)	$557
Lease liabilities	3,081	(1,704)	1,377
Current portion of equipment loans	-	8,179	8,179
Equipment loans	-	1,496	1,496
Deferred revenue	-	1,904	1,904
Total current liabilities	18,969	2,112	21,081
Total long-term liabilities	17,047	(208)	16,839
Total liabilities	36,016	1,904	37,920
Accumulated deficit	(213,440)	(1,904)	(215,344)
Total shareholders’ equity	19,149	(1,904)	17,245

Condensed consolidated interim statement of financial position as at October 1, 2018

	Previously Reported	Adjustments	As Restated
Deferred revenue	$-	$1,904	$1,904
Total current liabilities	18,395	1,904	20,299
Total liabilities	29,835	1,904	31,739
Accumulated deficit	(206,054)	(1,904)	(207,958)
Total shareholders’ equity	19,269	(1,904)	17,365

Page | 31